Exhibit 99.1

Scorpio Tankers Inc. Announces Updates on First and Second Quarter 2026 TCE Rates and Liquidity

MONACO, March 25, 2026 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers,” or the “Company”) announced today an update on its first quarter and second quarter of 2026 average daily Time Charter Equivalent (“TCE”) rates, and its liquidity and outstanding debt.
First and Second Quarters 2026 TCE Rate Update
Below is a summary of the average daily TCE revenue and duration of contracted voyages and time charters for the Company’s vessels (both in the pools and outside of the pools) thus far in the first and second quarters of 2026 as of the date hereof:
First Quarter of 2026

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	Average Daily Revenue	Expected Revenue Days (2)	% of Days
LR2	$51,000	2,095	97%	$31,000	950	$—	—	100%
MR	$32,000	3,300	97%	$26,800	355	$12,986	90	100%
Handymax	$34,000	1,160	95%	$23,000	89	$—	—	100%
Second Quarter of 2026

	Pool and Spot Market			Time Charters Out of the Pool		Bareboat Charter Out of the Pool
	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	% of Days	Average Daily TCE Revenue (1)	Expected Revenue Days (2)	Average Daily Revenue	Expected Revenue Days (2)	% of Days
LR2	$101,000	1,780	16%	$30,200	1,040	$—	—	100%
MR	$36,500	3,273	16%	$26,800	264	$12,986	90	100%
Handymax	$32,000	1,170	10%	$23,000	90	$—	—	100%

(1)Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.
(2)Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of estimated off-hire days during the period associated with repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
The above rates and coverage percentages are subject to change as the pool results, which include, but are not limited to, estimated results of voyages currently in progress, are finalized.

Update on Current Liquidity and Debt
The table below summarizes the Company’s outstanding indebtedness and liquidity as of the dates presented, and on a pro-forma basis to illustrate the impact of announced vessel sales which have not yet closed:

In thousands of U.S. dollars	Outstanding at December 31, 2025	Outstanding at March 20, 2026	Pro forma outstanding at March 20, 2026 (3)
2023 $225.0 Million Revolving Credit Facility	$73,370	$73,370	$73,370
2023 $49.1 Million Credit Facility	27,164	27,164	27,164
2023 $117.4 Million Credit Facility	40,860	40,860	40,860
2023 $1.0 Billion Credit Facility (1)	213,593	193,418	193,418
2023 $94.0 Million Credit Facility	54,244	54,244	54,244
2025 $500.0 Million Revolving Credit Facility	—	—	—
Ocean Yield Lease Financing (2)	19,202	—	—
Unsecured Senior Notes Due 2030	200,000	200,000	200,000
Total Debt	$628,433	$589,056	$589,056
Cash	751,955	$974,000	1,101,822
Net Cash	$123,522	$384,944	$512,766
Availability under revolving credit facilities	$783,876	$747,481	$747,481
(1)In March 2026, we prepaid the outstanding debt balances related to STI Solidarity and STI Osceola of $20.2 million in aggregate.
(2)In February 2026, we repaid the outstanding lease obligation on STI Symphony of $18.9 million.
(3)Amounts reflect the balances as of March 20, 2026, adjusted for net proceeds from the sale of vessels (after estimated selling costs) which have not yet closed. These include the sales of two 2015 built scrubber-fitted MR product tankers, STI Seneca and STI Osceola, for $35.0 million each and a 2015 built scrubber-fitted LR2 product tanker, STI Solidarity, for $60.0 million.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 89 product tankers (33 LR2 tankers, 42 MR tankers and 14 Handymax tankers) with an average age of 10.1 years. The Company has reached agreements to sell an LR2 product tanker and two MR product tankers, which are expected to close in the second quarter of 2026. The Company has also reached agreements for four MR newbuildings that are currently under construction with deliveries expected in 2026 and 2027, four LR2 newbuildings with deliveries expected in 2027 and 2029 and two VLCC newbuildings with deliveries expected in the second half of 2028. Additional information about the Company is available at the Company’s website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

Contact Information
Scorpio Tankers Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com